As filed with the U.S. Securities and Exchange Commission on February 6, 2025.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________________

MOOLEC SCIENCE SA
(Exact name of registrant as specified in its charter)

___________________________________________

Grand Duchy of Luxembourg	1119	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg,
Grand Duchy of Luxembourg
+352 26 49 65 65
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 212 947 7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________________

With copies to:

Matthew Poulter
Emilio Minvielle
Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 903-9306

___________________________________________

Approximate date of commencement of proposed sale to the public: The Redomiciliation described herein will be effective on, or as soon as practicable after, the date that this registration statement is declared effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)	☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†       The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 6, 2025

PRELIMINARY PROSPECTUS

SHARES

SHARES UNDERLYING WARRANTS

MOOLEC SCIENCE SA

REDOMICILIATION IN THE CAYMAN ISLANDS

Prior to its proposed Redomiciliation (as defined below) Moolec Science SA is a public limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”). We are proposing to change our jurisdiction by discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands (the “Redomiciliation”). To effect the Redomiciliation, we will have filed certain documents with the Registrar of Companies in the Cayman Islands, as described in “The Redomiciliation — General.”

Upon the issuance of a certificate of registration by way of continuation to the Cayman Islands as an exempted company by the Registrar of Companies in the Cayman Islands, we will have completed our transfer by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands and subject to the Companies Act, with our existing name “Moolec Science SA.” Although we will be maintaining our corporate name, for purposes of clarity, in some places in this prospectus, we refer to the Company prior to the Redomiciliation as “Moolec Science (Luxembourg)” and the re-domiciled Cayman Islands entity as “Moolec Science (Cayman Islands).” Within 90 days of the registration of the Redomiciliation, the Company must, by special resolution passed in accordance with the Companies Act, adopt memorandum and articles of association that comply with the requirements of the Companies Act as they relate to an exempted company and a form of such memorandum and articles of association is filed herewith as Exhibit 3.1. At the general meeting of the Company held on December 27, 2024, the shareholders resolved to fully restate the Company’s articles of association and adopt the amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the existing articles of association as from the date on which the application for continuation into the Cayman Islands is filed with the Cayman Island Registrar of Companies (“Effective Date”). On the Effective Date, all of the ordinary shares of Moolec Science (Luxembourg), with nominal value of $0.01 per share, (the “Ordinary Shares”) will by operation of law become shares of Moolec Science (Cayman Islands), par value $0.01 per share (the “Shares”). Under Luxembourg law and our Luxembourg amended and restated articles of association, our shareholders do not have statutory dissenters’ rights of appraisal as a result of the Redomiciliation.

We are not asking you for a proxy and you are requested not to send us a proxy. No further shareholder action is required to effect the Redomiciliation. See “The Redomiciliation — No Vote or Dissenters’ Rights of Appraisal in the Redomiciliation.”

Our Ordinary Shares and Warrants are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “MLEC” and “MLECW”, respectively. We will seek, and expect to receive, approval from Nasdaq to trade the Shares and Warrants of Moolec Science (Cayman Islands) under the same symbol after the Redomiciliation.

Investing in our Shares involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

This prospectus is dated            , 2025.

This prospectus is part of a registration statement on Form F-4, which incorporates important business and financial information about the Company and its subsidiaries from documents filed with the U.S. Securities and Exchange Commission, or the SEC, that have not been included in or delivered with this prospectus. This information is available at the website the SEC maintains at www.sec.gov, as well as from other sources. See the section of this prospectus entitled “Where You Can Find Additional Information.” You also may request a free copy of these documents from us upon written or oral request to Moolec Science SA (Cayman Islands), which registered office will be situated at the office of Ogier Global (Cayman) Limited at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

i

Forward-Looking Statements

Certain matters discussed in this prospectus and the documents incorporated by reference in this prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

•        the impact of armed conflict in Israel and Gaza, in addition to the Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions;

•        general economic, financial, business and political conditions in Latin America;

•        our financial performance;

•        our ability to maintain the listing of the Shares or warrants on Nasdaq;

•        changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        our ability to develop and launch new products and services;

•        our ability to successfully and efficiently integrate future expansion plans and opportunities;

•        the availability of raw materials used in our products and our ability to source such raw materials;

•        our ability to grow our business in a cost-effective manner;

•        our product development timeline and expected research and development (“R&D”);

•        our ability to commercialize the products developed in our R&D center, acquired as a result of the ValoraSoy Acquisition;

•        the implementation, market acceptance and success of our business model;

•        developments and projections relating to our competitors and industry;

•        our approach and goals with respect to technology;

•        our expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

ii

•        the impact of any global viral pandemic on our business, including any potential monkey pox (“Mpox”) pandemics;

•        changes in applicable laws or regulations;

•        the outcome of any known and unknown litigation and regulatory proceedings; and

•        various other factors, including without limitation those described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2024 (the “Annual Report”).

iii

Summary

This summary provides an overview of selected information. We encourage you to read carefully the entire registration statement, of which this prospectus is a part, including the information under “Risk Factors.” Unless the context otherwise requires, as used in this prospectus, the terms “Company,” “we,” “us,” and “our” refer to Moolec Science SA and all of its subsidiaries as of the date of this prospectus. “Moolec Science SA” refers only to Moolec Science SA and not its subsidiaries as of the date of this prospectus. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars. For purposes of clarity, in some places in this prospectus, we refer to our company prior to the Redomiciliation as “Moolec Science (Luxembourg)” and the re-domiciled Cayman Islands entity as “Moolec Science (Cayman Islands).”

Our Company

We were incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022, as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having our registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Our principal website address is www.moolecscience.com and our Investor Relations website address is ir.moolecscience.com.

About Moolec Science

We are a science-based ingredient company, and we believe we are pioneers in the use of molecular farming technology for developing ingredients for food, pet food, animal feed and dietary supplements. Our mission is to create unique food ingredients by engineering plants with science and technology. Our purpose is to redefine the way we produce animal proteins for the good of the planet. Our technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Our technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Our product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops, like soy, pea, and safflower. We have an industrial and commercial R&D capability to complement our molecular farming technology. We also have a growing international patent portfolio (25, both granted and pending) for our technology. We have a diverse team of PhDs and food insiders, and operates in the United States, Europe, and South America. Molecular farming can be defined as the technology used to genetically modify plants to produce valuable biological substances. Molecular farming utilizes plants as natural bioreactors to grow and harvest these substances. Molecular farming therefore differs from other genetic engineering applications such as metabolic engineering (where the expressed protein has a catalytic activity in plants and the value-added product is a particular metabolite) and agronomic engineering (where the expressed protein confers beneficial agronomic properties such as pest or disease resistance, stress tolerance, or increased yields). Molecular farming enables the synthesis of valuable biological substances in any seed crop, selecting each gene or molecule for its ability to add value. In the case of oils or proteins, that value could be measured in terms of a targeted functionality trait such as taste, texture, color or nutritional value. The resulting product can be used as ingredients in different applications such as food and feed, providing better-tasting, more functional, and affordable science-based ingredients. We believe that this technological platform has the ability to capitalize on science-based ingredients scale that extensive agriculture entails to achieve affordability and that it is also cost-efficient due to the fact that it leverages biology, using plants and their inputs — sun, water, and soil — as small factories. Plants are grown through traditional farming practices that result in economies of scale through high productivity volume production.

With the ingredients we develop, we expect to address mainly the global processed meat products ingredients markets, which we estimate to be an approximately US$30 billion market. Our business model focuses on R&D, manufacturing and farming.

Molecular farming is a technological platform that has the potential to combine, modify and enhance all sorts of crops with valuable biological substances, which could allow us to possibly consider other market opportunities. Such possible market opportunities include milk, egg, chicken, and fish replacements, or other industries such as alternative biomaterials, biocosmetics, pharmaceuticals, biofuels, among others.

We hold a growing international patent portfolio for our technologies, which is run by a diverse team of experts, such as Ph.Ds and food insiders who have a robust background in the traditional food and meat industries. Research, development and innovation are core elements of our business strategy, and we believe they represent a critical competitive advantage for us.

On April 24, 2023, we acquired ValoraSoy S.A.

Our main shareholders include Nasdaq-listed Bioceres Crop Solutions Corp. (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions enabling the transition to a carbon neutral agriculture, Theo I, a life sciences venture capital enterprise, and UGVL, a private equity management firm, as well as Insud, an Argentine-based life & science holding with business in the pharmaceutical, agricultural, forestry, biotech, cultural and renewable energy industries through its affiliates.

Recent Developments

2024 Annual Shareholders’ Meeting and Extraordinary General Meeting

On December 27, 2024, we held both our annual shareholders’ meeting (the “2024 AGM”) and an extraordinary general meeting of shareholders (the “2024 EGM”). At the 2024 AGM, our shareholders approved the annual accounts of the Company for the year ended June 30, 2024, re-appointed directors and the statutory auditor, approved the remuneration of our directors and discharged the directors and the statutory auditor. In addition, the 2024 EGM approved the transfer of the registered office of the Company from the Grand Duchy of Luxembourg to the Cayman Islands, also approving related corporate structural changes, and the adoption of new memorandum and articles of association of the Company. Further, our 2024 EGM approved the transfer by way of continuation of the Company to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands and delegated powers to manage the administrative aspects of the Redomiciliation.

The Redomiciliation

We intend to change our jurisdiction of domicile from the Grand Duchy of Luxembourg to the Cayman Islands. At the 2024 EGM, our shareholders approved the transfer of Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands. To effect the Redomiciliation, we will have filed the following with the Registrar of Companies in the Cayman Islands: (a) a list of the directors and officers of the Company and their respective addresses; (b) a copy of the Company’s certificate of formation and of its current amended and restated memorandum and articles of association (each certified and authenticated under public seal of Luxembourg, including a certified translation, if applicable); (c) a certificate of good standing for the Company issued by the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) that must be dated within 30 days of the proposed Effective Date; (d) confirmation of the Company’s proposed registered office in the Cayman Islands upon effectiveness of the Redomiciliation; (e) a declaration or an affidavit by a director of the Company to the effect that, having made due enquiry, the director is of the opinion that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the Company in any jurisdiction; no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the Company, its affairs or its property or any part thereof; no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the Company are and continue to be suspended or restricted; the Company is able to pay its debts as they fall due; the application for registration is bona fide and not intended to defraud existing creditors of the Company; any consent or approval to the transfer required by any contract or undertaking entered into or given by the Company has been obtained, released or waived, as the case may be; the transfer is permitted by and has been approved in accordance with the charter documents of the Company; the laws of the relevant jurisdiction with respect to transfer have been or will be complied with; the Company will, upon registration hereunder, cease to be incorporated, registered or exist under the laws of the relevant jurisdiction together with a statement of the assets and liabilities of the Company made up to the latest practicable date before making the declaration or affidavit; (f) a declaration or an affidavit by a director of the Company to the effect that, having made due enquiry, the director is of the opinion that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the Company in any jurisdiction; no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the

Company, its affairs or its property or any part thereof; no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the Company are and continue to be suspended or restricted; the Company is able to pay its debts as they fall due; and the Company is constituted in a form or substantially a form which could have been incorporated as an exempted company limited by shares under the Companies Act; (g) a declaration by a director of the Company that the operations of the Company will be conducted mainly outside the Cayman Islands; (h) an undertaking by a director of the Company confirming that the Company has no secured creditors; (i) a statement of assets and liabilities which must be dated within six months of the Effective Date; and (j) a copy of the shareholder resolutions and director resolutions of the Company approving of the Redomiciliation.

Upon the issuance of a certificate of registration by way of continuation as an exempted company by the Registrar of Companies in the Cayman Islands, we will have completed our transfer by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands, and subject to the Company Act, with our existing name “Moolec Science SA.” Although we will be maintaining our corporate name, for purposes of clarity, in some places in this prospectus, we refer to the Company prior to the Redomiciliation as “Moolec Science (Luxembourg)” and the re-domiciled Cayman Islands entity as “Moolec Science (Cayman Islands).” Within 90 days of the registration of the Redomiciliation, the Company must by special resolution passed in accordance with the Companies Act, adopt memorandum and articles of association that comply with the requirements of the Companies Act as they relate to an exempted company and a form of such memorandum and articles of association is filed herewith as Exhibit 3.1. At the 2024 EGM, our shareholders resolved to fully restate the articles of association of Moolec Science (Luxembourg), and to adopt the amended and restated memorandum and articles of association for Moolec Science (Cayman Islands) in substitution for, and to the exclusion of, the existing articles of association of Moolec Science (Luxembourg) as from the Effective Date.

Comparison of Shareholder Rights

The Redomiciliation will change our domicile from the Grand Duchy of Luxembourg to the Cayman Islands and, as a result, our constitutive documents will change and will be governed by Cayman Islands rather than Luxembourg law. There are differences between the governing corporate law of the Grand Duchy of Luxembourg and that of the Cayman Islands. We describe these and other changes in more detail under “Description of Our Securities — Comparison of Luxembourg to Cayman Islands Corporate Law” below. However, our business, assets and liabilities on a consolidated basis, as well as our board of directors, executive officers, principal business location and fiscal year, will be the same immediately following the completion of the Redomiciliation as they are immediately prior to the Redomiciliation.

Redomiciliation Share Conversion

We are authorized to issue five hundred billion (500,000,000,000) Ordinary Shares, each having a nominal value of $0.01. As of the date of this registration statement on Form F-4, of which this prospectus is a part, there are 40,126,840 Ordinary Shares outstanding and issued. There were also 11,110,000 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of US$11.50 per share.

On the Effective Date, all of the Ordinary Shares of Moolec Science (Luxembourg) will by operation of law become Shares Moolec Science (Cayman Islands), par value $0.01 per share. It is not necessary for shareholders of Moolec Science (Luxembourg) who currently hold share certificates to exchange their existing share certificates for certificates of Shares of Moolec Science (Cayman Islands). See “The Redomiciliation — Redomiciliation Share Conversion” below.

Background and Advantages of the Redomiciliation

Our board of directors believes that there are benefits to us from the Redomiciliation, particularly that we expect to benefit from administrative and other similar efficiencies, including reduced legal and operating costs.

No Vote or Dissenters’ Rights of Appraisal in the Redomiciliation

Under Luxembourg law and our Luxembourg amended and restated articles of association, our shareholders do not have statutory dissenters’ rights of appraisal or any other appraisal rights as a result of the Redomiciliation. See “The Redomiciliation — No Vote or Dissenters’ Rights of Appraisal in the Redomiciliation.”

Material Tax Consequences of the Redomiciliation

We do not believe that we or our shareholders will be subject to taxation in the Cayman Islands as a result of the Redomiciliation. It is intended that the Redomiciliation to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code described under Section 368(a)(1)(F) (an “F Reorganization”). In connection with the filing of this registration statement on Form F-4 of which this prospectus is a part, Linklaters LLP, tax counsel to Moolec Science (Luxembourg), will render an opinion substantially to the effect that, subject to the assumptions, qualifications and limitations described herein and in the opinion to be filed as an exhibit to this registration statement, the Redomiciliation will qualify as an F Reorganization. The opinion of counsel will not bind the IRS or a court, and no IRS ruling will be requested with respect to the Redomiciliation.

Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and the discussion of risks under the heading “Item 3. Key Information — D. Risk Factors” in our Annual Report before making an investment in our securities. Please see the sections of this prospectus entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in the securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

Risks Relating to the Change in Our Jurisdiction

Prior to effectiveness of the Redomiciliation, your rights as a shareholder of Moolec Science SA arise under Luxembourg law. Upon effectiveness of the Redomiciliation, your rights as a shareholder of Moolec Science SA will arise under Cayman Islands law and our amended and restated memorandum and articles of association in accordance with Cayman Islands law.

At the 2024 EGM, our shareholders resolved to fully restate the articles of association of Moolec Science (Luxembourg), and to adopt the amended and restated memorandum and articles of association for Moolec Science (Cayman Islands) in substitution for, and to the exclusion of, the existing articles of association of Moolec Science (Luxembourg) as from the Effective Date. As from the Effective Date, the memorandum and articles of association of Moolec Science (Luxembourg) are the constitutive documents of Moolec Science (Cayman Islands). These new constitutive documents and Cayman Islands law contain provisions that differ in some respects from those in our Luxembourg constitutive documents and Luxembourg law and, therefore, some of your rights as a shareholder of Moolec Science (Cayman Islands) could differ materially from the rights you currently possess as a shareholder of Moolec Science (Luxembourg). See “Description of Securities — Comparison of Luxembourg to Cayman Islands Corporate Law” where we describe material provisions under the laws of the Grand Duchy of Luxembourg and the laws of the Cayman Islands relating to your rights as a shareholder. The form of the amended and restated memorandum and articles of association of Moolec Science (Cayman Islands) adopted as from the Effective Date is filed as Exhibit 3.1 to the registration statement of which this prospectus is a part.

Market Value of Securities

Our Ordinary Shares and Warrants are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “MLEC” and “MLECW,” respectively.

The following table sets forth the high and low market prices for each of the periods indicated for our Ordinary Shares and Warrants on Nasdaq:

	Ordinary Shares		Warrants
	High	Low	High	Low
	(in U.S. dollars)
Quarter Ended
2023
First Quarter	19.25	4.11	0.25	0.09
Second Quarter	4.44	2.62	0.15	0.04
Third Quarter	3.79	2.81	0.08	0.04
Fourth Quarter	3.03	2.20	0.04	0.02
2024
First Quarter	2.53	1.34	0.06	0.02
Second Quarter	2.47	1.05	0.08	0.03
Third Quarter	1.11	0.79	0.08	0.04
Fourth Quarter	0.92	0.77	0.05	0.02
2025
First Quarter (through February 5, 2025)	0.94	0.70	0.05	0.03

The Redomiciliation

General

At the 2024 EGM, our shareholders approved the transfer of Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands. To effect the Redomiciliation, we will have filed the following with the Registrar of Companies in the Cayman Islands: (a) a list of the directors and officers of the Company and their respective addresses; (b) a copy of the Company’s certificate of formation and its current amended and restated memorandum and articles of association (certified and authenticated under public seal of Luxembourg, including a certified translation, if applicable); (c) a certificate of good standing for the Company issued by the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) that must be dated within 30 days of the proposed Effective Date; (d) confirmation of the Company’s proposed registered office in the Cayman Islands upon effectiveness of the Redomiciliation; (e) a declaration or an affidavit by a director of the Company to the effect that, having made due enquiry, the director is of the opinion that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the Company in any jurisdiction; no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the Company, its affairs or its property or any part thereof; no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the Company are and continue to be suspended or restricted; the Company is able to pay its debts as they fall due; the application for registration is bona fide and not intended to defraud existing creditors of the Company; any consent or approval to the transfer required by any contract or undertaking entered into or given by the Company has been obtained, released or waived, as the case may be; the transfer is permitted by and has been approved in accordance with the charter documents of the Company; the laws of the relevant jurisdiction with respect to transfer have been or will be complied with; the Company will, upon registration hereunder, cease to be incorporated, registered or exist under the laws of the relevant jurisdiction together with a statement of the assets and liabilities of the Company made up to the latest practicable date before making the declaration or affidavit; (f) a declaration or an affidavit by a director of the Company to the effect that, having made due enquiry, the director is of the opinion that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the Company in any jurisdiction; no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the Company, its affairs or its property or any part thereof; no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the Company are and continue to be suspended or restricted; the Company is able to pay its debts as they fall due; and the Company is constituted in a form or substantially a form which could have been incorporated as an exempted company limited by shares under the Companies Act; (g) a declaration by a director of the Company that the operations of the Company will be conducted mainly outside the Cayman Islands; (h) an undertaking by a director of the Company confirming that the Company has no secured creditors; (i) a statement of the Company’s assets and liabilities which must be dated within 6 months of the Effective Date; and (j) a copy of the shareholder resolutions and director resolutions of the Company approving of the Redomiciliation.

Upon the issuance of a certificate of registration by way of continuation as an exempted company by the Registrar of Companies in the Cayman Islands, we will have completed our transfer by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands, subject to the Companies Act, with our existing name “Moolec Science SA.” Although the Redomiciliation does not require the approval of any of our shareholders under Luxembourg law, our board of directors must provide approval in order for the Redomiciliation to be effected. Under Luxembourg and Cayman Islands law, the Redomiciliation into the Cayman Islands is deemed effective upon the registration of the Company by the Registrar of Companies in the Cayman Islands. The registration is evidenced by the issuance of the certificate of registration by way of continuation as an exempted company continuance by the Registrar of Companies in the Cayman Islands.

In connection with the Redomiciliation, Moolec Science (Luxembourg) has adopted amended and restated articles of association which will be filed with the Registrar of Companies in the Cayman Islands, and which will be the constitutive documents of Moolec Science (Cayman Islands) following the Redomiciliation. The Companies Act requires us to pass a special resolution to adopt the amended and restated articles of association that conform to Cayman Islands law within 90 days of the Redomiciliation. At the 2024 EGM, our shareholders resolved to fully restate the articles of association of Moolec Science (Luxembourg), and to adopt the amended and restated memorandum and articles of association for Moolec Science (Cayman Islands) in substitution for, and to the exclusion of, the existing articles of association of Moolec Science (Luxembourg) as from the Effective Date. See “— Shareholder Rights” below.

Effects and Advantages of the Redomiciliation

Our board of directors believes that there are advantages of the Redomiciliation which will provide legal, administrative and other similar efficiencies.

From the date of Redomiciliation, the Company continues as a body corporate for all purposes as if incorporated and registered as an exempted company under and subject to the laws the Cayman Islands. The Company then has: (a) the capacity to perform all the functions of an exempted company; (b) the capacity to sue and to be sued; (c) perpetual succession; and (d) the power to acquire, hold and dispose of property and the members of the company shall have such liability to contribute to the assets of the company in the event of its being wound up under the Companies Act.

As a matter of Cayman Islands laws, the Redomiciliation provisions do not operate: (a) to create a new legal entity; (b) to prejudice or affect the identity or continuity of the Company as previously constituted; (c) to affect the property of the Company; (d) to affect any appointment made, resolution passed or any other act or thing done in relation to the Company pursuant to a power conferred by any of the charter documents of the Company or by the laws of the jurisdiction under which the Company was previously incorporated, registered or existing; (e) except to the extent provided by or pursuant to the Companies Act, to affect the rights, powers, authorities, functions and liabilities or obligations of the Company or any other person; or (f) to render defective any legal proceedings by or against the Company and any legal proceedings that could have been continued or commenced by or against the Company before its Redomiciliation under the Companies Act may, notwithstanding the Redomiciliation, be continued or commenced by or against the Company after the Redomiciliation.

Accordingly, although the Redomiciliation will effect a change in our jurisdiction, and other changes of a legal nature, including our adoption of new constitutive documents within 90 days of the Redomiciliation (it being noted that the shareholders resolved, at the 2024 EGM, to fully restate the articles of association of Moolec Science (Luxembourg), and to adopt the amended and restated memorandum and articles of association for Moolec Science (Cayman Islands) in substitution for, and to the exclusion of, the existing articles of association of Moolec Science (Luxembourg) as from the Effective Date of the Redomiciliation), which are described in this prospectus, the business, assets and liabilities of the Company and its subsidiaries on a consolidated basis, as well as our principal locations and fiscal year, will be the same upon effectiveness of the Redomiciliation as they are immediately prior to the Redomiciliation.

No Change in Management or Our Board of Directors

Our executive officers and board of directors will remain the same upon effectiveness of the Redomiciliation. Our current executive officers are Gastón Paladini (Chief Executive Officer) and José López Lecube (Chief Financial Officer). Our current board of directors is comprised of Gastón Paladini, José López Lecube, Natalia Zang, Kyle P. Bransfield and Esteban Guillermo Corley.

In addition, neither the members nor the chairperson of our Audit Committee will change upon effectiveness of the Redomiciliation.

Redomiciliation Share Conversion

On the Effective Date, all of the Ordinary Shares of Moolec Science (Luxembourg) will by operation of law become Shares of Moolec Science (Cayman Islands), par value $0.01 per share. Consequently, upon effectiveness of the Redomiciliation, each holder of our Ordinary Shares will instead hold Shares of Moolec Science (Cayman Islands) representing the same proportional equity interest in Moolec Science (Cayman Islands) as that shareholder held in Moolec Science (Luxembourg) and representing the same class of shares. The number of Shares of Moolec Science (Cayman Islands) issued and outstanding immediately after the Redomiciliation will be the same as the number of Ordinary Shares of Moolec Science (Luxembourg) issued and outstanding immediately prior to the Redomiciliation.

Moolec Science (Cayman Islands) will not issue new share certificates to Moolec Science (Cayman Islands) shareholders who currently hold any of Moolec Science (Luxembourg) share certificates. A shareholder who currently holds any Moolec Science (Luxembourg) share certificates will receive a new share certificate only upon any future transaction in Shares of

Moolec Science (Cayman Islands) that requires the transfer agent to issue new share certificates in exchange for existing share certificates. It is not necessary for shareholders of Moolec Science (Luxembourg) to exchange their existing share certificates for share certificates of Moolec Science (Cayman Islands). Subject to the register of members of Moolec Science (Cayman Islands) being updated accordingly, each certificate evidencing Ordinary Shares of Moolec Science (Luxembourg) will be deemed for all purposes of the Company to evidence the identical number of Shares of Moolec Science (Cayman Islands). Subject to the register of members of Moolec Science (Cayman Islands) being updated accordingly, holders of uncertificated Ordinary Shares of Moolec Science (Luxembourg) immediately prior to the Redomiciliation will continue as holders of uncertificated Shares of Moolec Science (Cayman Islands) upon effectiveness of the Redomiciliation.

Shareholder Rights

At the 2024 EGM, our shareholders resolved to fully restate the articles of association of Moolec Science (Luxembourg), and to adopt the amended and restated memorandum and articles of association for Moolec Science (Cayman Islands) in substitution for, and to the exclusion of, the existing articles of association of Moolec Science (Luxembourg) as from the Effective Date. The constitutive documents of Moolec Science (Cayman Islands) and Cayman Islands law may contain provisions that differ in some respects from those under Luxembourg law and, therefore, some of your rights as a shareholder of Moolec Science (Cayman Islands) could differ from the rights you currently possess as a shareholder of Moolec Science (Luxembourg). However, the rights of shareholders under the amended and restated memorandum and articles of association for Moolec Science (Cayman Islands) will be substantially the same as under our current constitutive documents for Moolec Science (Luxembourg), subject only to changes required to ensure conformity to the Companies Act. See “Description of Securities — Comparison of Luxembourg to Cayman Islands Corporate Law” where we describe material provisions under the laws of the Grand Duchy of Luxembourg and the laws of the Cayman Islands relating to your rights as a shareholder.

No Vote or Dissenters’ Rights of Appraisal in the Redomiciliation

Under Luxembourg law and our current amended and restated articles of association, our shareholders do not have statutory dissenters’ rights of appraisal or any other appraisal rights of their shares as a result of the Redomiciliation. We are not asking you for a proxy and you are requested not to send us a proxy. No further shareholder vote or action is required to effect the Redomiciliation, which has been adopted during the 2024 EGM.

The Redomiciliation may not qualify as a “reorganization” for U.S. federal income tax purposes.

It is intended that, for U.S. federal income tax purposes, the Redomiciliation will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). In connection with the filing of this registration statement on Form F-4 of which this prospectus is a part, Linklaters LLP, tax counsel to Moolec Science (Luxembourg), will render an opinion substantially to the effect that, subject to the assumptions, qualifications and limitations described herein and in the opinion to be filed as an exhibit to this registration statement, the Redomiciliation will qualify as an F Reorganization. The opinion of counsel will not bind the IRS or a court, and no IRS ruling will be requested with respect to the Redomiciliation. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Redomiciliation could differ from those described herein. U.S. Holders (as defined below in “Taxation — Material U.S. Federal Income Tax Consequences of the Redomiciliation”) should be aware that the completion of the Redomiciliation is not conditioned on the receipt of an opinion of counsel that the Redomiciliation qualifies as a tax-free transaction. In addition, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the IRS successfully challenges the treatment of the Redomiciliation, adverse U.S. federal income tax consequences may result. U.S. Holders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the Redomiciliation in their particular circumstances.

U.S. holders could suffer adverse tax consequences if we are characterized as a passive investment company (“PFIC”) for U.S. federal income tax purposes.

Generally, if, for any taxable year, at least 75% of Moolec Science (Luxembourg)’s gross income is passive income, or at least 50% of the gross average quarterly value of Moolec Science (Luxembourg)’s assets are attributable to assets that produce passive income or are held for the production of passive income, Moolec Science (Luxembourg) would be characterized as a PFIC for U.S. federal income tax purposes. If Moolec Science (Luxembourg) were a PFIC or had been a PFIC in the past, the Redomiciliation could be taxable to U.S. Holders. See “Taxation — Material U.S. Federal Income Tax Consequences of the Redomiciliation” for a further discussion.

Selected Consolidated FinaNcial INFORMATION and Other Data

We incorporate by reference the selected financial information including (i) our consolidated statements of comprehensive (loss) income for the years ended June 30, 2024, 2023 and 2022 and (ii) our consolidated statement of financial position as of June 30, 2024 and 2023, from our Annual Report, which is incorporated by reference herein. The selected financial information has been derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included in our in our Annual Report, which is incorporated by reference herein.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

We incorporate by reference the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended June 30, 2024 and 2023, included under “Item 5 — Operating and Financial Review and Prospects — A. Operating Results,” from our Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We incorporate by reference the disclosure included under “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” from our Annual Report.

Business

Our Company

We were incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022, as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having our registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Our principal website address is www.moolecscience.com and our Investor Relations website address is ir.moolecscience.com.

About Moolec Science

We are a science-based ingredient company, and we believe we are pioneers in the use of molecular farming technology for developing ingredients for food, pet food, animal feed and dietary supplements. Our mission is to create unique food ingredients by engineering plants with science and technology. Our purpose is to redefine the way we produce animal proteins for the good of the planet. Our technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Our technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Our product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops, like soy, pea, and safflower. We have an industrial and commercial R&D capability to complement our molecular farming technology. We also have a growing international patent portfolio (25, both granted and pending) for our technology. We have a diverse team of PhDs and food insiders, and operates in the United States, Europe, and South America. Molecular farming can be defined as the technology used to genetically modify plants to produce valuable biological substances. Molecular farming utilizes plants as natural bioreactors to grow and harvest these substances. Molecular farming therefore differs from other genetic engineering applications such as metabolic engineering (where the expressed protein has a catalytic activity in plants and the value-added product is a particular metabolite) and agronomic engineering (where the expressed protein confers beneficial agronomic properties such as pest or disease resistance, stress tolerance, or increased yields). Molecular farming enables the synthesis of valuable biological substances in any seed crop, selecting each gene or molecule for its ability to add value. In the case of oils or proteins, that value could be measured in terms of a targeted functionality trait such as taste, texture, color or nutritional value. The resulting product can be used as ingredients in different applications such as food and feed, providing better-tasting, more functional, and affordable science-based ingredients. We believe that this technological platform has the ability to capitalize on science-based ingredients scale that extensive agriculture entails to achieve affordability and that it is also cost-efficient due to the fact that it leverages biology, using plants and their inputs — sun, water, and soil — as small factories. Plants are grown through traditional farming practices that result in economies of scale through high productivity volume production.

We incorporate by reference the Information on the Company for the years ended June 30, 2024 and 2023, included under “Item 4. Information on the Company,” from our Annual Report.

Management

We incorporate by reference the disclosure included under “Item 6 — Directors, Senior Management and Employees,” from our Annual Report, and the disclosure from our 6-K, File No. 001-41586, furnished to the SEC on December 30, 2024.

Related Party Transactions

We incorporate by reference the disclosure included under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” from our Annual Report.

Principal Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares for (i) owners of five percent or more of our Ordinary Shares and (ii) our directors and executive officers, of which we are aware as of the date of this registration statement on Form F-4, of which this prospectus is a part.

Beneficial owners	Number of shares	% owned
Gastón Paladini(1)(2)	2,980,423	7.7%
José López Lecube(3)(4)	491,303	1.3%
Amit Dhingra(5)(6)	122,766	* %
Henk Hoogenkamp(7)(8)	143,456	* %
Martin Salinas(9)(10)	184,232	* %
Catalina Jones(11)(12)	104,889	* %
Natalia Zang(13)(14)	66,423	* %
Kyle P. Bransfield(15)(16)	416,423	1.1%
Esteban Guillermo Corley(17)	—	* %
All directors and executive officers as a group (nine individuals)	4,509,918	11.4%
Five Percent or More Holders
THEO I SCSp(18)	11,852,695	30.8%
Bioceres Group PLC(19)(20)	12,453,523	32.4%
Union Group Ventures Limited	15,170,828	39.5%

____________

Notes:-

*        Less than 1%.

(1)      The business address of Mr. Paladini is Av. Jorge Newbery 8655, Country del Lago, lote 79, Rosario, CP2000, Santa Fe, Argentina.

(2)      Includes Ordinary Shares held by The Biotech Company LLC, an entity controlled by Mr. Paladini and his spouse and includes 66,423 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 360,023 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

(3)      The business address of Mr. López Lecube is Los Talas 301 (Ex. Av V50 s/n), BC Talar del Lago 2, lote 438, General Pacheco, Tigre, B1617 Provincia de Buenos Aires, Argentina.

(4)      Includes 73,927 unissued Ordinary Shares and 184,853 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 211,959 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

(5)      The business address of Mr. Dhingra is 4302 Whitwick Pl, College Station, Texas 77845, United States.

(6)      Includes 39,980 unissued Ordinary Shares and 82,786 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 82,087 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

(7)      The business address of Mr. Hoogenkamp is Hoeveveld 24B, 6584GG, Molenhoek, The Netherlands.

(8)      Includes 46,697 unissued Ordinary Shares and 96,786 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 124,768 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

(9)      The business address of Mr. Salinas is La Tradición 3068, Funes, CP2132, Santa Fe, Argentina.

(10)    Includes 59,972 unissued Ordinary Shares and 124,260 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 124,268 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

(11)    The business address of Ms. Jones is República de Italia 860, Adrogué, Almirante Brown, CP1846, Provincia de Buenos Aires, Argentina.

(12)    Includes 22,127 unissued Ordinary Shares and 82,762 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 135,628 vested and exercisable Restricted Stock Units, calculated using a 2- day VWAP.

(13)    The business address of Ms. Zang is Paseo de los Parques 6. Portal 4. 1d 28109 Alcobendas, Madrid, Spain.

(14)    Represents 66,423 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. This amount does not include any current share ownership.

(15)    The business address of Mr. Bransfield is 714 Westview Ave Nashville, TN 37205, United States.

(16)    Includes 350,000 Ordinary Shares held by UG Holdings LLC, an entity affiliated with Mr. Bransfield and includes 66,423 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan.

(17)    The business address of Mr. Corley is Paraguay 1535, CP1061, Provincia de Buenos Aires, Argentina.

(18)    Theo owns 80% of the issued and outstanding shares of BG Farming. Consequently, Theo may be deemed the beneficial owner of the Shares held by BG Farming and to share voting and dispositive control over such shares.

(19)    Bioceres Group PLC owns 96.2% of the outstanding equity securities of Theo. Consequently, Bioceres Group PLC may be deemed the beneficial owner of the Ordinary Shares of which Theo is deemed the beneficial owner and to share voting and dispositive control over such shares.

(20)    Includes 600,828 Ordinary Shares held by Bioceres Group PLC and the 11,852,695 Ordinary Shares held by Theo.

Description of Securities

The following description of Moolec Science (Cayman Islands) reflects our share capital as it will exist upon completion of the Redomiciliation and adoption of the amended and restated memorandum and articles of association. The description is a summary. We urge you to read the form of amended and restated memorandum and articles of association of Moolec Science (Cayman Islands) which is filed as Exhibit 3.1 to the registration statement of which this prospectus is a part.

Objects and Powers

As stated in our amended and restated memorandum and articles of association, the objects of the Company will be unrestricted and it will have the full power and authority to carry out any object not prohibited by any law of the Cayman Islands. The amended and restated memorandum and articles of association further provides that the Company will be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

Authorized Capitalization

Under the amended and restated memorandum and articles of association, our authorized share capital will consist of 500,000,000,000 Shares having a par value of $0.01 per share, of which 40,126,840 Shares will be issued and outstanding as of the date of this registration statement on Form F-4, of which this prospectus is a part.

Share History

On January 3, 2023, we amended and restated our articles of association, pursuant to which, among other provisions, our authorized share capital is composed of 500,000,000,000 Ordinary Shares, each with a nominal value of $0.01 per share.

On April 14, 2023, we entered into the Nomura Share Purchase Agreement and the Nomura Registration Rights Agreement with Nomura Securities International, Inc (“Nomura”), pursuant to which we have the right to sell to Nomura up to US$50 million in aggregate gross purchase price of our Ordinary Shares, from time to time during the three-year term of the Nomura Purchase Agreement.

In June 2023, 3,600 Ordinary Shares were issued under the Nomura Share Purchase Agreement.

On October 15, 2023, we issued to Invim Corporativo S.L. an aggregate principal amount of US$10,000,000 convertible notes, which can be converted into Ordinary Shares.

On April 23, 2024, 1,000,000 Ordinary Shares were issued under the Nomura Share Purchase Agreement.

On September 17, 2024, we issued to Bioceres Crop Solutions Corp. a convertible note in an aggregate principal amount of approximately US$6,600,000, which can be converted into Ordinary Shares.

On September 20, 2024, our board of directors approved the 2024 Omnibus Equity Incentive Plan, pursuant to which the maximum aggregate number of Ordinary Shares that may be issued pursuant to all awards is a number of Ordinary Shares equal to up to 13% of our issued and outstanding capital stock on a fully diluted basis.

Description of Shares

Under the amended and restated memorandum and articles of association, each outstanding share of our shares will entitle the holder (unless the shares held by a shareholder carry no right to vote) to: (i) on a show of hands, one vote per shareholder; or (ii) on a poll, one vote for each share held by that shareholder. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our shares will be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of our shares will not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our shares may be subject to the rights of the holders of any of our preferred shares, which we may issue in the future on such terms and conditions as the directors of the Company may decide.

Warrants

Our Warrants to purchase an aggregate of 11,110,000 Shares are exercisable in accordance with the terms of the warrant agreement and amendment to the warrant agreement governing those securities. The exercise price of these warrants is US$11.50 per share. To the extent such warrants are exercised, additional shares will be issued, which will result in dilution to the holders of our ordinary share and increase the number of shares eligible for resale in the public market sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Shares.

Directors

Our directors are elected by ordinary resolution passed by the shareholders entitled to vote. There is no provision for cumulative voting.

The amended and restated memorandum and articles of association require our board of directors to consist of at least five persons (save if the Company has only one member, in which case the board of directors may comprise of one (1) person only). Our board of directors currently consists of five persons. The amended and restated memorandum and articles of association may be amended by a special resolution passed in accordance with the Companies Act.

Each director appointed shall be appointed for a term expiring at the conclusion of the next-following annual general meeting of the Company (unless re-elected at such annual general meeting). A director may be removed by way of ordinary resolution passed by the shareholders entitled to vote. A directors term shall also expire: (i) on the date of such directors resignation from office; (ii) on the date of such director’s retirement from office; (iii) forthwith if such director is prohibited by the law of the Cayman Islands from acting as a director; (iv) forthwith if such director is made bankrupt or makes an arrangement or composition with their creditors generally; (v) forthwith if such director, in the opinion of a registered medical practitioner by whom they are being treated, is declared to have become physically or mentally incapable of acting as a director; (vi) forthwith if such director is given notice by the majority of the other directors (not being less than two in number) to vacate office; (vii) forthwith if such director dies or is made subject to any law relating to mental health or incompetence (whether by court order or otherwise); or (viii) forthwith if, without the consent of the other directors, such director is absent from meetings of directors for a continuous period of six months. Unless otherwise determined by the company by way of ordinary resolution passed by the shareholders, our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under the amended and restated memorandum and articles of association, annual general meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Cayman Islands. Our board of directors may determine that the shareholders entitled to receive notice of and vote at a meeting are those persons entered on the register of member at the close of business of a day determined by the board of directors. If the Company has only one shareholder, that shareholder shall represent a quorum for the purposes of that meeting. If the Company has more than one member, one or more shareholders representing not less than half of the outstanding shares carrying the right to vote at such meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the Companies Act, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, and receive payment of the fair value of their shares. The dissenting shareholder must follow the procedures set forth in the Companies Act to receive such payment.

Shareholders’ Derivative Actions

Any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The amended and restated memorandum and articles of association include indemnification, to the extent permitted by law, of each existing or former director (including alternate directors), secretaries and other officers of the Company (including any investment advisors or administrators or liquidators) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them in or about the conduct of the Company’s business or affairs or in the execution or discharge of their duties, powers, authorities or discretion; and (b) all costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil, criminal, administrative or investigated proceedings (whether threatened, pending or complete) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

The limitation of liability and indemnification provisions in the amended and restated memorandum and articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The limitation of liability and indemnification provisions do not extend to provide any indemnity: (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office; (ii) with respect to any matter as to which they shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors of the Company.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

Our Ordinary Shares and Warrants of Moolec Science (Luxembourg) are listed on the Nasdaq under the symbol “MLEC” and “MLECW”, respectively. We will seek, and expect to receive, approval from Nasdaq to trade the Shares and Warrants of Moolec Science (Cayman Islands) under the symbols “MLEC” and “MLECW”, respectively.

Transfer Agent

The registrar and transfer agent for our Shares is Continental Stock Transfer & Trust Company.

Comparison of Luxembourg to Cayman Islands Corporate Law

At the 2024 EGM, our shareholders resolved to fully restate the articles of association of Moolec Science (Luxembourg), and to adopt the amended and restated memorandum and articles of association of Moolec Science (Cayman Islands) in substitution for, and to the exclusion of, the existing articles of association of Moolec Science (Luxembourg) as from the Effective Date. As from the Effective Date, the amended and restated memorandum and articles of association of Moolec Science (Cayman Islands) will be the constitutive documents of Moolec Science (Cayman Islands). The form of the amended and restated memorandum and articles of association of Moolec Science (Cayman Islands) is filed as Exhibit 3.1 to this registration statement of which this prospectus is a part.

Although the new constitutive documents under Cayman Islands law comprise substantially the same rights and protections for our shareholders and creditors as those they currently have under Luxembourg law, there are some differences between our new constitutive documents and Cayman Islands law, on one hand, and our former constitutive documents and Luxembourg law, on the other hand, that may affect the rights of shareholders.

Set forth below is a comparison of select provisions of the corporate laws of the Grand Duchy of Luxembourg and of the Cayman Islands showing the default positions in each jurisdiction that will govern the Company and our shareholders to the extent not otherwise provided for in our constitutive documents.

Luxembourg	Cayman Islands
Shareholder Meetings

Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year, within six months as from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and resolve on the discharge of the directors.

Other general meetings of shareholders may be convened.

Pursuant to Luxembourg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued share capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution, (v) an amendment of the articles of association and (vi) change of nationality.

Luxembourg law distinguishes between ordinary resolutions to be adopted and extraordinary resolutions to be adopted by the general meeting of shareholders. Extraordinary resolutions relate to proposed amendments to the articles of association and other limited matters. All other resolutions are ordinary resolutions.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes.”

There is no requirement under the Companies Act that the Company must hold an annual general meeting.

Save as provided in the amended and restated memorandum and articles of association, no business shall be transacted at any meeting unless a quorum is present in person or by proxy.

Except as otherwise required by law, the holders of Shares of Moolec Science (Cayman Islands) shall vote as a single class. Votes of shareholders shall be decided on a poll.

A resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

One or more shareholders who together hold not less than half of the shares entitled to vote at such meeting, being individuals present in person or by proxy or if a corporation or other nonnatural person by its duly authorized representative or proxy, shall be a quorum.

An ordinary resolution is a resolution passed at a general meeting of shareholders by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at such general meeting.

Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the amended and restated memorandum and articles of association. A special resolution is a resolution passed at a general meeting of shareholders by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders as, being entitled to do so, vote in person or by proxy at such general meeting.

Such actions include amending the amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Luxembourg	Cayman Islands

The Luxembourg law of 10 August 1915 on commercial companies, as amended (the “1915 Law”) provides that if, as a result of losses, net assets fall below half of the share capital of the company, the board of directors shall convene an extraordinary general meeting of shareholders so that it is held within a period not exceeding two months from the time at which the loss was or should have been ascertained by them and such meeting shall resolve on the possible dissolution of the company and possibly on other measures announced in the agenda. The board of directors shall, in such situation, draw up a special report which sets out the causes of that situation and justify its proposals eight days before the extraordinary general meeting. If it proposes to continue to conduct business, it shall set out in the report the measures it intends to take in order to remedy the financial situation of the company. The same rules apply if, as a result of losses, net assets fall below one-quarter of the share capital provided that in such case dissolution shall take place if approved by one-fourth of the votes casts at the extraordinary general meeting.

Dividends

Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of the board of directors, except in certain limited circumstances. Subject to the Company’s articles of association, the board of directors can have the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if the Company’s net profits and/or distributable reserves are sufficient under Luxembourg law. All our Ordinary Shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with the Company’s articles of association or applicable law.

The directors may from time to time declare dividends (including interim dividends) in accordance with the respective rights of the shareholders if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of the Company’s issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of the Company’s issued share capital. The legal reserve is not available for distribution.

Luxembourg	Cayman Islands

Pursuant to Luxembourg law, the Company (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided that:

•   the shareholders at a general meeting have previously authorized the board of directors to acquire its ordinary shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of acquisition for value, the maximum and minimum consideration;

•   the acquisitions, including shares previously acquired by the Company and held by it and shares acquired by a person acting in his or her own name but on the Company’s behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•   the shares repurchased are fully paid-up; and

•   the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the Company’s shareholders.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to the Company, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for them, and (ii) in the case of shares acquired by either the Company or by a person acting on its behalf with a view to redistributing the shares to its staff or staff of its controlled subsidiaries, provided that the distribution of such shares is made within twelve months from their acquisition.

Luxembourg	Cayman Islands

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce the Company’s share capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law) and are subject to specific provisions on reductions in share capital and redeemable shares under Luxembourg law.

Any shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on the Company’s balance sheet a non-distributable reserve of the same amount must be reflected as a liability.

Directors

Pursuant to Luxembourg law, the Company’s board must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be reelected, but the term of their office may not exceed six years.

The Company may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.

The directors shall have power at any time to appoint any person to be a director, either to fill a vacancy or as an additional director.

A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Under Luxembourg law, a director may be removed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous request) by a simple majority of the votes cast, with or without cause.

The amended and restated memorandum and articles of association provide that a director may be removed by ordinary resolution passed by the shareholders.
Dissenter’s Rights of Appraisal
Pursuant to Luxembourg law, shareholders do not have dissenter’s rights of appraisal.

The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available (in connection with a merger or a consolidation for example), shareholders are entitled to receive fair value for their shares.

Taxation

The following is a discussion of the material Luxembourg, Cayman Islands and U.S. federal income tax considerations relevant to the Company and its shareholders in regard to the Redomiciliation. This discussion does not purport to deal with the tax consequences of owning ordinary shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders, as defined below, whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our Ordinary Shares, may be subject to special rules. This discussion deals only with holders who acquire Ordinary Shares in the Redomiciliation and hold the Ordinary Shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of Ordinary Shares. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Moolec Science SA and its subsidiaries on a consolidated basis.

Luxembourg Tax Considerations

The following are the material Luxembourg tax consequences of our activities to the Company and our shareholders. Under current Luxembourg law, the Company is fully taxable in Luxembourg and is subject to corporate income tax (including solidarity surcharge) and municipal business tax at an aggregate rate of 24.94% in 2024, and 23.87% in 2025 (in Luxembourg-City). Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty.

In principle, when a resident company migrates abroad and ceases to be a tax resident in Luxembourg, the company is deemed to be liquidated for Luxembourg tax purposes. Latent capital gains on the assets and liabilities of the company are deemed to be realised at fair market value (art. 172(1) of the Luxembourg Income Tax Law (“LITL”)) at the moment of the migration and are subject to tax in Luxembourg at the current aggregate rate of 24.94% in 2024, and 23.87% in 2025 (in Luxembourg-City).

The transfer may however be made at book value if the migrated entity maintains a permanent establishment in Luxembourg (article 172(2) LITL) — which we understand is not contemplated in the case of the Redomiciliation.

Under the participation exemption regime (subject to the relevant anti-abuse rules), capital gains realized on shares may be exempt from income tax at the level of the Company (subject to the recapture rules) if at the time the capital gain is realized, (i) the company of which the shares are being disposed is a qualified subsidiary (“Qualified Subsidiary”) and (ii) at the time the shares are being disposed, the latter has held at the time of the disposal, for an uninterrupted period of at least 12 months, shares representing either (a) a direct participation of at least 10% in the share capital of the Qualified Subsidiary or (b) a direct participation in the Qualified Subsidiary of an acquisition price of at least €6 million (“Qualified Shareholding”). A Qualified Subsidiary means notably (a) a company covered by Article 2 of the Council Directive 2011/96/EU dated November 30, 2011 (the “Parent-Subsidiary Directive”) or (b) a non-resident capital company (société de capitaux) liable to a tax corresponding to Luxembourg corporate income tax. Taxable gains are determined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.

Depending on the assets held by the Company at the time of the Redomiciliation, the Company may be subject to tax in Luxembourg.

The tax consequences of the Redomiciliation for the shareholders of the Company shall be analysed on a case-by-case basis.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences relevant to the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of the Company’s shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duty is payable in respect of the issue of the Company’s shares or on an instrument of transfer in respect of such shares. An instrument of transfer in respect of the Company’s shares is stampable if executed in or brought into the Cayman Islands.

The Company will change its domicile by discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands and the Company will apply for, and expects to receive, an undertaking from the Financial Secretary of the Cayman Islands to the effect that, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company in respect of the operations; and may further provide that any such taxes or any tax in the nature of estate duty or inheritance tax or in respect of the share, debentures or other obligations of the Company shall not be payable in respect of the obligations of the Company. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by the Company.

Material U.S. Federal Income Tax Consequences of the Redomiciliation

The following is a summary of certain U.S. federal income tax consequences of the Redomiciliation generally expected to be applicable to a U.S. Holder (as defined below) of Ordinary Shares. This summary does not address all U.S. federal income tax matters that may be relevant to a particular shareholder. This summary is based on the U.S. Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. U.S. Holders should consult their tax advisors as to the tax consequences to them of the Redomiciliation, including the applicability and effect of any state, local, non-U.S. and other tax laws.

As used herein, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Ordinary Shares will depend on the status of the partner and the activities of the partnership. Holders that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the Redomiciliation.

Under Section 368(a)(1)(F) of the Code, a reorganization is defined to include a “mere change in identity, form, or place of organization of one corporation, however effected.” In the opinion of Linklaters LLP, subject to the assumptions, qualifications and limitations described herein and in the opinion to be filed as an exhibit to this registration statement on Form F-4 of which this prospectus is a part, the Redomiciliation will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Redomiciliation could differ from those described herein. U.S. Holders should be aware that the completion of the Redomiciliation is not conditioned on the receipt of an opinion of counsel that the Redomiciliation qualifies as a tax-free transaction. In addition, no IRS ruling will be requested with respect to the Redomiciliation. It is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

Assuming the Redomiciliation qualifies as an F Reorganization, U.S. Holders of Ordinary Shares generally should not recognize gain or loss for U.S. federal income tax purposes on the Redomiciliation, except as provided below under the section entitled “— PFIC Considerations,” and the Redomiciliation should be treated for U.S. federal income tax purposes as if Moolec Science (Luxembourg) (i) transferred all of its assets and liabilities to Moolec Science (Cayman Islands) in exchange for all of the outstanding Moolec Science (Cayman Islands) stock; and (ii) then distributed the Moolec Science (Cayman Islands) stock to the holders of Moolec Science (Luxembourg) stock in liquidation of Moolec Science (Luxembourg). The taxable year of Moolec Science (Luxembourg) will be deemed to end on the date of the Redomiciliation.

PFIC Considerations Related to the Redomiciliation

Regardless of whether the Redomiciliation qualifies as an F Reorganization, the Redomiciliation could be a taxable event to U.S. Holders under the PFIC (as defined below) provisions of the Code if Moolec Science (Luxembourg) is considered a PFIC.

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of the corporation’s gross income is “passive income” or (ii) at least 50% of the value of the corporation’s assets (generally based on the quarterly average of the value of its assets during the taxable year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

If it was determined that Moolec Science (Luxembourg) was a PFIC for any taxable year (and regardless of whether Moolec Science (Luxembourg) remains a PFIC for subsequent taxable years), then a U.S. Holder may be required to recognize gain, and may be subject to special rules in respect of any gain recognized, as a result of the Redomiciliation. In particular, a U.S. Holder that receives Moolec Science (Cayman Islands) shares in exchange for its Moolec Science (Luxembourg) shares in the Redomiciliation may be required to recognize gain (but not loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” (a “QEF”) election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognized pursuant to the previous sentence would be subject to special rules. There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC.

Based on the composition of our income, we believe we likely were a PFIC for our taxable year ending June 30, 2024, and may be classified as a PFIC for our taxable year that includes the Redomiciliation. However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance with respect to our PFIC status. Additionally, it is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.

U.S. Holders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the Redomiciliation in their particular circumstances (including the consequences if the Moolec Science (Luxembourg) and/or Moolec Science (Cayman Islands) is a PFIC).

U.S. Federal Income Tax Considerations Relating to Holding our Ordinary Shares

For a discussion of U.S. Federal Income Tax Considerations relating to holding our Ordinary Shares, see the section titled “Item 10. — Additional Information-E. Taxation — Material U.S. Federal Income Tax Considerations” incorporated by reference here from our Annual Report.

Accounting Treatment of the Redomiciliation

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Moolec Science SA as a result of the Redomiciliation. The consolidated business, capitalization, assets, liabilities and financial statements of Moolec Science SA immediately following the Redomiciliation will be the same as those of Moolec Science SA immediately prior to the Redomiciliation.

Legal Matters

Certain legal matters in connection with the Redomiciliation relating to Luxembourg law are being passed upon for us by Linklaters LLP Luxembourg. The validity of the Shares of Moolec Science (Cayman Islands), which the Ordinary Shares of Moolec Science (Luxembourg) will by operation of law become, has been passed upon by Ogier (Cayman) LLP.

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F as of and for the year ended June 30, 2024, have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find Additional Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form F-4 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC on October 30, 2024, which includes the financial statements included therein, and our 6-K, File No. 001-41586, furnished to the SEC on December 30, 2024. In addition, we are incorporating by reference any documents we may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof, and prior to the effectiveness of this registration statement, provided, however, that we are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Moolec Science SA

40,126,840 Shares
11,110,000 Shares Underlying Warrants

________________________________________________

PROSPECTUS

________________________________________________

              , 2025

Part II
Information Not Required in Prospectus

Item 20.    Indemnification of Directors and Officers

(I)     Luxembourg law and the Luxembourg law governed articles of the Registrant in effect prior to the Redomiciliation provide as follows:

(1)    Article 441-8 of the 1915 Law provides that the directors shall not incur any personal obligation by reason of the commitments of the company.

(2)    Article 441-9 of the 1915 Law provides that the directors, the members of the management committee and the managing executive officer shall be liable to the company in accordance with general law for the execution of the mandate given to them and for any misconduct in the management of the company’s affairs. The directors and members of the management committee shall be jointly and severally liable towards either the company or any third parties for damages resulting from this violation of the 1915 Law or the company’s articles of association. The directors and members of the management committee shall be discharged from such liability in the case of a violation to which they were not a party provided no misconduct is attributable to them and they have reported such violation, as regards members of the board of directors, to the first general meeting and, as regards members of the management committee, during the first meeting of the board of directors after they had acquired knowledge thereof.

(3)    Our articles of association in effect prior to the Redomiciliation, provide that our directors are not held personally liable for our indebtedness or other obligations. As our agents, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in our articles of association and mandatory provisions of law, every person who is, or has been, a member of our board of directors or officer (mandataire) shall be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his or her being or having been our director or officer, and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities. However, no indemnification shall be provided to any of our director or officer (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in our interest or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by our board of directors.

(4)    Our articles of association in effect prior to the Redomiciliation provide that the right of indemnification provided by such articles of association shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained in such articles of association shall affect or limit any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. We shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including our directors and officers, as we may decide upon from time to time.

(II)    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The amended and restated memorandum and articles of association that will be adopted upon the Redomiciliation will provide for indemnification of the Company’s officers and directors to the extent permitted by law, including for any liability incurred in their capacities as such, except (i) against any liability by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company, or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the Company’s board of directors. In addition, the Company intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements.

These indemnification obligations may discourage shareholders from bringing a lawsuit against the Company’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Company’s officers and directors, even though such an action, if successful, might otherwise benefit the Company and its shareholders.

Item 21.    Exhibits and Financial Statement Schedules

The exhibit index at the end of this registration statement identifies the exhibits which are included in this registration statement and are incorporated herein by reference.

Item 22.    Undertakings

The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (§ 249.220f of this chapter) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the

Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7)    To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosario, Provincia of Santa Fe, Argentina, on February 6, 2025.

MOOLEC SCIENCE SA
By:	/s/ Gastón Paladini
Name:	Gastón Paladini
Title:	Chief Executive Officer

Each of the undersigned individuals hereby severally constitutes and appoints Gastón Paladini and José López Lecube as the attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments to this registration statement, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on February 6, 2025 in the capacities indicated.

Signature	Title	Date
/s/ Gastón Paladini	Chief Executive Officer, Director	February 6, 2025
Gastón Paladini	(Principal Executive Officer)
/s/ José López Lecube	Chief Financial Officer, Director	February 6, 2025
José López Lecube	(Principal Financial and Accounting Officer)
/s/ Natalia Zang	Director	February 6, 2025
Natalia Zang
/s/ Kyle P. Bransfield	Director	February 6, 2025
Kyle P. Bransfield
/s/ Esteban Corley	Director	February 6, 2025
Esteban Corley

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement on February 6, 2025.

COGENCY GLOBAL INC.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.

Exhibit Index

Exhibit Number	Description
3.1	Form of the Amended and Restatement Memorandum and Articles of Association of the Company.
4.1*	Specimen Ordinary Share Certificate of Moolec Science SA (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
4.2*	Specimen Warrant Certificate of Moolec Science S.A. (included as Exhibit A to Exhibit 4.5).
4.3*

Warrant Agreement, dated January 12, 2021, by and between LightJump Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).

4.4*

Subscription Agreement for Private Warrants by LightJump One Founders, LLC (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).

4.5*

Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between LightJump Acquisition Corporation, Moolec Science SA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).

5.1	Opinion of Ogier (Cayman) LLP, Cayman Islands counsel to the Company.
8.1	Opinion of Linklaters LLP Luxembourg, Luxembourg counsel to the Company, with respect to certain Luxembourg tax matters.
8.2	Opinion of Linklaters LLP, New York, United States counsel to the Company, with respect to certain United States tax matters.
8.3	Opinion of Ogier (Cayman) LLP, Cayman Islands counsel to the Company, with respect to certain Cayman Islands tax matters.
10.1*

Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).

10.2*

First Amendment to the Business Combination Agreement, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on November 21, 2022).

10.3*	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
10.4*

Transaction Support Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, LightJump One Founders, LLC, Moolec Science Limited, Moolec Science SA and others (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).

10.5*

Registration Rights Agreement, dated as of January 12, 2021, by and between LightJump Acquisition Corporation and other investors (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).

10.6*

Registration Right and Lock-Up Agreement, dated December 30, 2022, by and among, Moolec Science SA, LightJump One Founders, LLC, BG Farming Technologies Ltd., Union Group Ventures Ltd., Bioceres Crop Solutions Corp., THEO I SCSp, Serenity Traders LTD., UG Holdings, LLC, Robert M. Bennett and Jose López Lecube (incorporated by reference to Exhibit 4.6 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).

10.7*	Backstop Agreement (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
10.8*

Memorandum of Understanding on the Backstop Agreement, dated as of December 30, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA, UG Holdings, LLC, Union Group Ventures Limited, THEO I SCSp and LightJump One Founders, LLC (incorporated by reference to Exhibit 4.8 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).

10.9*

Amendment to Business Combination Marketing Agreement, dated June 14, 2022 between LightJump Acquisition Corporation and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to LightJump Acquisition Corporations’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).

Exhibit Number	Description
10.10*

Company Acceptance Letter, dated April 9, 2023, and Selling Shareholders Offer Letter, dated April 9, 2023, relating to the ValoraSoy SPA, between the Company and the Sellers (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K, File No. 001-41586).

21.1*

List of Subsidiaries of Moolec Science SA: See “Item 4. Information on the Company — C. Organizational Structure.” (incorporated by reference to Exhibit 8.1 to the Company’s Form 20-F, File No. 001-41586, filed with SEC on October 30, 2024).

23.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Moolec Science SA’s consolidated financial statements.
23.2	Consent of Ogier (Cayman) LLP (included within Exhibit 5.1).
23.3	Consent of Linklaters LLP Luxembourg (included within Exhibit 8.1).
23.4	Consent of Linklaters LLP New York (included within Exhibit 8.2).
23.5	Consent of Ogier (Cayman) LLP (included within Exhibit 8.3).
24.1	Powers of Attorney (included in the signature page to this Registration Statement).
107	Filing Fee Table.

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*        Previously filed.